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บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/363/2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

[redacted]

05011588

September 26, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

SUPPL

Subject: Cross Currency Swap of Baht 2,500 Million Debenture
Reference: PTTEP Letter No. 1.810/072/2003 dated March 10, 2003

Reference is made to PTT Exploration and Production Public Company Limited's or PTTEP's outstanding Baht 2,500 million unsecured and unsubordinated 15-year debenture, issued in 2003, at a fixed interest rate of 4.625 % per annum, which will expire in 2018.

PTTEP wishes to announce that it has entered into a Cross Currency Swap transaction which exchanged the above-mentioned debenture from Baht currency liability into USD currency liability, in a debenture amount of approximately USD 60.8 million, with a fixed interest rate of 3.85% per annum (effective until the expiry date in March 2018). This transaction was designed to match PTTEP's USD linked revenue in order to mitigate the foreign exchange risk through a natural hedge position. The company's long-term cost of borrowing will be reduced as a result of the lower USD interest rate. The Cross Currency Swap transaction will have no effect on debenture holders who will still receive the fixed interest rate of 4.625% per annum.

Yours sincerely,

BEST AVAILABLE COPY

PROC[illegible]
OCT 18 200[illegible]
THOMSON
FINANCIAL

Maroot Mrigadat
President

Dev 10/3